FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 30, 2004

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

Item
1.	Telecom Argentina announces Notice of Call of the Annual General Shareholders’ Meeting set for April 29, 2004.

I.-	NOTICE OF CALL OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

Mr. Vazquez states that it corresponds to set a date for the Shareholders’ Meeting that will deal with the documentation related to the 15th fiscal year, as well as the Agenda, and proceed to call for such meeting.

The Board of Directors unanimously resolved to call the shareholders to an Annual General Shareholders’ Meeting, to be held on April 29, 2004, at 10:00 a.m., in first summons, and at 11:00 a.m. in second summons, at the corporate registered offices located at Avda. Alicia Moreau de Justo N° 50, Planta Baja, Capital Federal, to consider the following:

AGENDA

1)	Appointment of two shareholders to approve and sign the Minutes.

2)	Consideration of the documents provided for in section 234, subsection 1, of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Buenos Aires Stock Exchange and of the accounting documents in English required by the US Securities & Exchange Commission regulation, corresponding to the fifteenth fiscal year ended December 31, 2003.

3)	Consideration of the results of the year and of the Board proposal to carry over to the new fiscal year the full negative balance arising from unappropriated retained earnings as of December 31, 2003.

4)	Consideration of the performance of the Board of Directors and of the Supervisory Committee acting during the fifteenth fiscal year.

5)	Consideration of the compensation to the Board ($1,325,950 – allocated amount) corresponding to the fiscal year ended December 31, 2003, which resulted in a computable loss in the terms of the Rules of the Comisión Nacional de Valores.

6)	Authorization of the Board of Directors to make advances of fees established by the Shareholders’ Meeting, to the directors that qualify during the sixteenth fiscal year as “independent directors” or carry out technical-administrative duties or act in special committees, ad-referendum of the decision made by the shareholders’ meeting considering the documents of such year.

7)	Fees of the Supervisory Committee.

8)	Determination of the number of directors and alternate directors to hold office during the sixteenth fiscal year.

9)	Appointment of directors and alternate directors to hold office during the sixteenth fiscal year.

10)	Appointment of members and alternate members of the Supervisory Committee for the sixteenth fiscal year.

11)	Appointment of independent auditors of the financial statements corresponding to the sixteenth fiscal year and determination of their compensation as well as that corresponding to those acting during the fiscal year ended December 31, 2003.

12)	Consideration of the budget for the Audit Committee for the fiscal year 2004.

THE BOARD OF DIRECTORS

Note	1: To attend the Shareholders’ Meeting book-entry share certificates issued to such effect by Caja de Valores S.A. should be deposited until three business days prior to the stated date at Avda. Alicia Moreau de Justo No. 50, piso 13, Capital Federal, from 10 to 12 a.m. and from 3 to 7 p.m The term expires on April 23, 2004 at 5 p.m.

Note	2: All the documents to be dealt with at the Shareholders’ Meeting, including the Board’s proposals in respect of the issues to be considered, may be consulted on Telecom Argentina’s web page: www.telecom.com.ar. Notwithstanding the foregoing, printed copies of such documents may be obtained at the place and time stated in the above Note.

Note	3: Those registering to participate in the Shareholders’ Meeting as custodians or managers of third party shareholdings are reminded that they should meet the requirements of Item II.9 of the CNV Rules to be eligible to vote in dissent.

Note	4: Given the reporting requirement that the Comisión Nacional de Valores has made to the Company, legal persons organized abroad should prove, at the time of registering to take part in the Shareholders’ Meeting, the data of their registration in the country (sections 118 or 123 of Law 19,550).

Note	5: Shareholders are asked to appear at least 15 minutes prior to the time scheduled for beginning of the Shareholders’ Meeting to give evidence of their powers and sign the Record of Attendance.

II.-	BOARD PROPOSALS ON THE ITEMS TO BE DEALT WITH BY THE SHAREHOLDERS’ MEETING.

The Chairman stated that that section 71 (added by Decree No. 677/01) of Law 17,811 establishes that, 20 days prior to the holding of Shareholders’ Meetings, the Board of Directors should make available to shareholders the relevant information related to the shareholders’ meeting “and the Board proposals”. As a result, the Board of Directors should make a proposal in respect of the resolutions to be passed by the Shareholders’ Meeting in each item of the Agenda.

Based on the aforementioned, the Board of Directors unanimously resolved to make the following proposals to the shareholders in respect of the issues to be considered by the Annual Shareholders’ Meeting called to be held on April 29, 2004:

Item One: It was proposed to appointment two shareholders (or shareholder representatives) who registered the greatest number of shares to participate in the Shareholders’ Meeting.

Item Two: It was proposed to approve the documents pertaining to the fiscal year closed on December 31, 2003 (Annual Report, Summary Information, Report as per section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, the Financial Statements, the Supervisory Committee’s Report and other year documents, including the documents in English required by the Securities & Exchange Committee) as submitted and approved by the Board of Directors and the Supervisory Committee.

Item Three: It was proposed to approve to carry over to the new fiscal the aggregate unappropriated retained (negative) earnings as of December 31, 2003.

Item Four: The Shareholders’ Meeting should consider the performance of the members of the Board of Directors and of the Supervisory Committee acting during the fiscal year closed on December 31, 2003.

Item Five: It was proposed to allocate to the Board of Directors acting during fiscal year 2003 a total compensation of $1,325,950 to be distributed among independent directors or those acting in special committees, as agreed by the Board of Directors.

Item Six: It was proposed that the Shareholders’ Meeting should authorize the Board of Directors to make advances for up to a lump sum of $1,800,000 to the directors acting as “independent directors” or performing technical-administrative duties or acting in special committees during the fiscal year to be closed on December 31, 2004, authorizing the Board of Directors to increase such amount in case of inflation.

Item Seven: It was proposed to approve of a total compensation of $170,000 to be distributed among the members of the Supervisory Committee, as they agree.

Item Eight: It was proposed to set the number of directors in six (6) and the number of alternate directors in six (6), to hold office during the fiscal year to be closed on December 31, 2004.

Items Nine and Ten: The Board of Directors abstained from making a proposal in respect of these items and reminded that the shareholders proposing the appointment of directors and members of the Supervisory Committee should inform the Shareholders’ Meeting if they qualify as “independent” or “non-independent” as per the criteria established by the Comisión Nacional de Valores. In addition, the Board of Directors reminded the shareholders that of all the directors to be appointed, at least two should qualify as “independent”.

Item Eleven: Last year, the Board of Directors proposed that the shareholders’ meeting appoint two firms of independent auditors for the fiscal year 2003 in view of the crisis then prevailing in the country and given the suspension of the payment of the Company’s financial debt. This year, as the macroeconomic situation and the debt renegotiations tends to normalise, the Temporary Audit Commission recommended that the Board of Directors propose that the shareholders’ meeting appoint one firm of independent auditors for cost savings and administrative organization reasons. Additionally, given the legal restrictions imposed on firms of independent auditors as to certain services, the other firm that acted during fiscal year 2003 could eventually render consulting and similar services without it being affected by such restrictions. Therefore, based on the recommendation made by the Temporary Audit Commission, the Board of Directors proposed that “Price Waterhouse & Co.” be appointed as the Company’s Independent Auditors for the fiscal year to be closed on December 23, 2004. In addition, it was proposed that their compensation be established by the Shareholders’ Meeting considering the documents of the fiscal year to be closed on December 31, 2004, with powers being delegated to the Audit Committee to establish service provision modalities and to make advances of fees, once it has been formed. As to the compensation for the audit services of the financial statements provided by the Independent Auditors acting during the fiscal year ended December 31, 2003, it was proposed that the lump and joint sum for the two firms performing such duties be established in $730,000 (VAT excluded).

Item Twelve: As required by section 15 of Decree No. 677/01, it was proposed to shareholders to establish the budget for operation of the Audit Committee for the fiscal year to be closed on December 31, 2004, in the sum of $500,000.-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: March 30, 2004	By:	/s/ Alberto Yamandú Messano
	Name:	Alberto Yamandú Messano
	Title:	Director